

Mail Stop 4628

February 13, 2017

Via E-Mail
Ben van Beurden
Chief Executive Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague
The Netherlands

> **Re: Royal Dutch Shell plc**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 1-32575**

Dear Mr. van Beurden:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources